

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Haro Hartounian
Chief Executive Officer
Vyteris, Inc.
13-01 Pollitt Drive
Fairlawn, NJ 07410

> **Re:** **Vyteris, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **Form 10-Q for the Period Ended June 30, 2010**
> **File Number: 000-32741**

Dear Mr. Hartounian:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2009 and 2008
Revaluation of Warrant Liability, page 36

1. With respect to the 5.1 million warrants that contain anti-dilution provisions, please explain to us why you are valuing the warrants using the Black-Scholes option pricing model, instead of a binomial or lattice pricing model. The Black-Scholes model does not take into account the warrants' down-round protection. It appears to us that the price

adjustment feature would add value to the warrant for which the binomial or lattice models are better suited. This also applies to the warrants outstanding at June 30, 2010.

Form 10-Q for the Period Ended June 30, 2010

Item 4. Controls and Procedures
A. Disclosure, page 31

2. We note you concluded that disclosure controls and procedures were not effective for the period ended June 30, 2010. Please revise your disclosure to describe the basis for that conclusion. Include a description of the material weaknesses identified and the steps taken to correct the issues identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant